Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

CHC and Top Aviation Professionals Will Share Practical Tools to Build a Safety Culture at the 4th Annual Safety & Quality Summit

VANCOUVER, January 28, 2008 /Marketwire - CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) announces the 4th Annual CHC Safety & Quality Summit, a conference designed to offer comprehensive safety training and education for the aviation and transportation industry. Aviation safety is critical to the success of all aviation organizations. CHC welcomes all aviation companies and others with an interest in aviation safety to attend the March 31st to April 2nd 2008 summit (at the Fairmont Hotel Vancouver), to share the best practices and the latest thinking in aviation safety.

The CHC Safety & Quality Summit is CHC’s contribution to improving aviation safety. It is CHC’s hope that by working with aviation operators, encouraging them to move forward together with common goals towards safety, the end result will be that all aviation companies make safety a top priority.  ‘Sharing Practical Tools to Build a Safety Culture’ is the main goal behind the Safety & Quality Summit, so participants are well-educated and informed on regulatory requirements and the best practices in Safety, Quality and environmental management.

CHC’s active commitment to flight safety has led the company to implement an Integrated Safety Management System (SMS) to create safe and healthy working conditions for employees and customers.  With continuous reviews and improvements to effective systems and procedures, CHC uses its position as a leader to share best practices and knowledge with other companies to make the industry safer.

The CHC Safety & Quality Summit 2008 consists of high-level safety courses for Executives and Senior Managers, including sessions on Boeing’s MEDA tool, Flight Safety Foundation’s ALAR Kit, Dr. Scott Shappell and Dr. Doug Weigmann’s HFACS, among many other courses from renowned instructors and top level trainers in aviation safety, risk assessment, engineering and leadership. Please visit www.chcsafetyqualitysummit.com for additional information on the more than 50 workshops available.

On Tuesday, April 1st , CHC will host a dinner which will feature Mr. Sergei I. Sikorsky as the keynote speaker. Mr. Sikorsky will be sharing his “Reflections of a Pioneer” which details his and his father’s memories and pictures of the early days of aviation.

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

Organizers expect the attendance to double over the previous year when the summit attracted over 300 delegates from over 140 different organizations (many from the oil & gas sectors & resource industry), representing 27 countries.

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

If you wish to be added to CHC’s news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

For further information, please contact:

Greg Wyght
Vice-President, Safety & Quality
(604) 232-7424

Or

Irina Sakgaev
Safety & Quality Applications Manager
604-232-7302 or (778) 999-9622
Website: http://www.chcsafetyqualitysummit.com